Exhibit 99.6

Crescent Capital VI, L.L.C.
11624 SE Fifth Street, Suite 200
Bellevue, Washington 98005
(Tel) 425-586-7700
(Fax) 425-688-0500

November 21, 2006

Clarence E. Hamre
Chairman of the Board of Directors
Timberland Bancorp, Inc.
624 Simpson Avenue
Hoquiam WA  98550

Dear Mr. Hamre:

Crescent Capital has still have not received a response to my letter of October 6, 2006, requesting that Timberland Bancorp appoint Steven Wasson as a director of Timberland’s board of directors.  I was surprised that Mr. Sand did not address this issue in a letter to me dated November 13, 2006 regarding this very topic.  As a result, I am raising the issue directly with you as Chairman of the Board of Directors.

We believe that it would be a significant addition to Timberland’s board of directors to have a representative of Crescent, its largest independent shareholder, on the board.  Steve Wasson has exceptional qualifications for becoming a director of Timberland Bancorp, with a long career as a banking executive, as described in my October 6th letter.  We are confident that, given the opportunity to work with Steve, board members will appreciate Steve’s tactfulness, communication skills and business savvy. We are happy to provide references so that the board can understand our backgrounds, our business philosophy and our integrity.  Mr. Wasson would also provide opportunities for Timberland to meet with and acquire new business in the Northwest through our business contacts.

Mr. Sand suggested that it might be advisable for Mr. Wasson to meet with Timberland’s board of directors.  We would welcome a meeting with you and such other directors as are available.  We are, however, aware of the rapidly approaching deadline for nominating directors to the board of directors and believe it important that a meeting occur, and a decision be made by the board of directors and communicated to Crescent, by December 8, 2006 so that it is well before the deadline for nominating directors for Timberland’s annual meeting of shareholders in January 2007.

* * * *

Since we have not received a response from Timberland regarding Crescent’s request for a representative to be appointed to the board of directors, and as a means of preserving Crescent’s rights at the upcoming annual meeting of shareholders, at my request, Mr. Wasson has submitted today to Mr. Sand a request to inspect and copy the list of Timberland’s shareholders on December 1, 2006.

We await the board’s response to our request.

Sincerely,

Jeffery D. Gow
Managing Member